SUB-ITEM 77D(a):

The following changes to the Investment Guidelines have been approved by the Fund's Board of Directors:

The Fund may invest up to 30% of its total assets in securities of foreign issuers. The Fund may engage in foreign currency transactions, even if they are not in connection with the Fund's investment activity in foreign securities. The Fund typically does not make significant investments in foreign securities.

The Fund reserves the right to engage in interest rate, equity, total return and other swaps. The Fund has no current plans to do so.


Previously:

The Fund may invest up to 10% of its total assets in securities of foreign issuers.

The Fund could enter into currency transactions while the Fund was not specifically authorized to enter into foreign currency transactions unless they were in connection with a fund's investment activity in foreign securities.

The Fund was not specifically authorized to enter into swaps while there is no investment restriction pertaining to swaps.